Term sheet No. 780J product supplement J dated September 29, 2009, prospectus supplement dated September 29, 2009 and prospectus dated September 29, 2009	Registration Statement No. 333-162195 Dated November 30, 2009; Rule 433
Deutsche Bank AG, London Branch
Capped Buffered Underlying Securities (BUyS) Linked to the Dow Jones-UBS Commodity IndexSM due December 21*, 2012
General
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Capped Buffered Underlying Securities (BUyS) Linked to the Dow Jones-UBS Commodity IndexSM due December 21*, 2012 (the “BUyS”) are designed for investors who seek a return at maturity based on the performance of the Dow Jones-UBS Commodity IndexSM (the “Index”), up to a Maximum Return (as defined below) of between 50.00% and 70.00% (to be determined on the Trade Date). Investors should be willing to forgo coupon payments during the term of the BUyS and to lose up to 90.00% of their initial investment if the Index declines. Any payment at maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due on or about December 21*, 2012
•	Denominations of $1,000 (the “Face Amount”) and minimum initial investments of $1,000
•	The BUyS are expected to price on or about December 18*, 2009 (the “Trade Date”) and are expected to settle three business days later on or about December 23*, 2009 (the “Settlement Date”).
•	After the Trade Date but prior to the Settlement Date, we may accept additional orders for the BUyS and increase the Face Amount.
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The Dow Jones-UBS Commodity IndexSM (Ticker: DJUBS <Index>) (the “Index”)
Issue Price:	100% of the Face Amount
Payment at Maturity:	•
If the Final Level is greater than or equal to the Initial Level, you will receive a cash payment per $1,000 Face Amount of BUyS that provides you with a return on your investment equal to the Index Return, subject to the Maximum Return.  Accordingly, subject to the Maximum Return, your payment at maturity per $1,000 Face Amount will be calculated as follows:

$1,000 + ($1,000 x Index Return)
	•	If the Final Level is less than the Initial Level, and the difference is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 Face Amount.
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If the Final Level is less than the Initial Level, and the difference is greater than the Buffer Level, you will lose 1% of the Face Amount of your BUyS for every 1% that the decline in the Index exceeds the Buffer Level. Accordingly, if the Final Level is less than the Initial Level by an amount greater than the Buffer Level, your payment at maturity per $1,000 Face Amount will be calculated as follows:
$1,000 + [$1,000 × (Index Return + Buffer Level)]

If the Final Level is less than the Initial Level by an amount greater than the Buffer Level, you could lose up to $900.00 per $1,000 Face Amount of BUyS.
Index Return:	Subject to the Maximum Return, the Index Return, expressed as a percentage, will equal: Final Level – Initial Level Initial Level
Initial Level:
The Index closing level on the Trade Date, subject to postponement as described under “Description of Securities – Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement.

Final Level:
The Index closing level on the Final Valuation Date, subject to postponement as described under “Description of Securities – Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement and acceleration as described under “Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement.

Buffer Level:	10.00%
Maximum Return:	50.00% – 70.00%. The actual Maximum Return will be determined on the Trade Date.
Trade Date:	December 18*, 2009
Final Valuation Date:
December 18*, 2012, subject to postponement as described under “Description of Securities – Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement and acceleration as described under “Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement.

Maturity Date:
December 21*, 2012, subject to postponement as described under “Description of Securities – Adjustment to Valuation Dates and Payment Dates” in the accompanying product supplement and acceleration as described under “Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement.

Listing:	The BUyS will not be listed on any securities exchange.
CUSIP:	2515A0 WD 1
ISIN:	US2515A0WD17
* Expected.  In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the BUyS remains the same.
Investing in the BUyS involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the BUyS or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Max. Total Discounts, Commissions and Fees(1)	Min. Proceeds to Us
Per Security	$1,000.00	$17.00	$983.00
Total	$	$	$
(1)
For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” on the last page of this term sheet.  The BUyS will be sold with varying underwriting discounts, commissions and fees in an amount not to exceed $17.00 per $1,000.00 BUyS.

The agent for this offering is our affiliate. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” on the last page of this term sheet.

The BUyS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities

ADDITIONAL TERMS SPECIFIC TO THE BUYS

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You should read this term sheet together with product supplement J dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these BUyS are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement J dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200235/d424b21.pdf

•	Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

•	Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the BUyS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the BUyS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the BUyS.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

What Is the Payment Amount on the BUyS at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the payment at maturity per BUyS Face Amount for a hypothetical range of performance for the Index from -100.00% to +100.00% and assumes a Buffer Level of 10.00%, a Maximum Return of 60.00% and an Initial Level of 134.00 (the actual Maximum Return and Initial Level will be determined on the Trade Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the BUyS are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Level	Percentage Change in Index	Index Return (%)	Payment at Maturity ($)	Return on BUyS (%)
268.00	100.00%	60.00%	$1,600.00	60.00%
234.50	75.00%	60.00%	$1,600.00	60.00%
214.40	60.00%	60.00%	$1,600.00	60.00%
201.00	50.00%	50.00%	$1,500.00	50.00%
187.60	40.00%	40.00%	$1,400.00	40.00%
167.50	25.00%	25.00%	$1,250.00	25.00%
147.40	10.00%	10.00%	$1,100.00	10.00%
136.68	2.00%	2.00%	$1,020.00	2.00%
135.34	1.00%	1.00%	$1,010.00	1.00%
134.00	0.00%	0.00%	$1,000.00	0.00%
132.66	-1.00%	-1.00%	$1,000.00	0.00%
131.32	-2.00%	-2.00%	$1,000.00	0.00%
120.60	-10.00%	-10.00%	$1,000.00	0.00%
113.90	-15.00%	-15.00%	$950.00	-5.00%
107.20	-20.00%	-20.00%	$900.00	-10.00%
93.80	-30.00%	-30.00%	$800.00	-20.00%
67.00	-50.00%	-50.00%	$600.00	-40.00%
33.50	-75.00%	-75.00%	$350.00	-65.00%
0.00	-100.00%	-100.00%	$100.00	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Level of 134.00 to the Final Level of 147.40. Because the Index percentage change of 10% is less than the Maximum Return of 60.00%, the investor receives a payment at maturity of $1,100.00 per BUyS Face Amount calculated as follows:

Payment at maturity = $1,000.00 + ($1,000.00 x 10.00%) = $1,100.00

Example 2: The level of the Index increases from the Initial Level of 134.00 to the Final Level of 234.50. Because the Index percentage change of 75% is greater than the Maximum Return of 60.00%, the investor receives a payment at maturity of $1,600.00 per BUyS Face Amount, the maximum payment on the BUyS.

Payment at maturity = $1,000.00 + ($1,000.00 x 60.00%) = $1,600.00

Example 3: The level of the Index declines from the Initial Level of 134.00 to the Final Level of 131.32. Because the 2% decline in the Index from the Initial Level of 134.00 to the Final Level of 131.32 does not exceed the Buffer Level of 10.00%, the investor receives a payment at maturity of $1,000.00 per BUyS Face Amount.

Payment at maturity = $1,000.00

Example 4: The level of the Index declines from the Initial Level of 134.00 to the Final Level of 93.80.  Because the 30% decline in the Index from the Initial Level of 134.00 to the Final Level of 93.80 exceeds the Buffer Level of 10.00%, the investor receives a payment at maturity of $800.00 per BUyS Face Amount calculated as follows:

Payment at maturity = $1,000.00 + [$1,000.00 x (-30.00% + 10.00%)] = $800.00

Example 5: The level of the Index declines from the Initial Level of 134.00 to the Final Level of 0. Because the decline in the Index from the Initial Level of 134.00 to the Final Level of 0 exceeds the Buffer Level of 10.00%, the investor receives a payment at maturity of $100.00 per BUyS Face Amount calculated as follows:

Payment at maturity = $1,000.00 + [$1,000.00 x  (-100.00% + 10.00%)] = $100.00

Selected Purchase Considerations

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THE APPRECIATION POTENTIAL OF THE BUYS IS LIMITED – You will not benefit from any appreciation of the Index beyond the Maximum Return of between 50.00% and 70.00% (to be determined on the Trade Date), and therefore the maximum payment at maturity you can receive is between $1,500.00 and $1,700.00 (to be determined on the Trade Date) for each $1,000 Face Amount of BUyS. Because the BUyS are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS – Payment at maturity of the Face Amount of your BUyS is protected against a decline in the Index up to the Buffer Level, subject to our ability to pay our obligations as they become due. If such decline is more than the Buffer Level of 10.00%, for every 1% decline beyond the Buffer Level, you will lose an amount equal to 1% of the Face Amount of your BUyS. For example, an Index Return of -20.00% will result in a 10% loss of your initial investment.

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RETURN LINKED TO THE PERFORMANCE OF THE DOW JONES-UBS COMMODITY INDEXSM — The return on the BUyS is linked to the performance of the Dow Jones–UBS Commodity IndexSM. The Dow Jones–UBS Commodity IndexSM is composed of futures contracts on 19 physical commodities and is designed to be a benchmark for commodities as an asset class. Its component weightings are determined primarily based on liquidity data, or the relative amount of trading activity of a particular commodity, and dollar-adjusted production data. The component weightings are also determined by several rules designed to insure diversified commodity exposure. See “The Dow Jones–UBS Commodity IndexSM” in this term sheet.

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A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE BUYS – If a commodity hedging disruption event (as defined in the accompanying product supplement) occurs, we will have the right, but not the obligation, to accelerate the payment on the BUyS. The amount due and payable per $1,000 BUyS Face Amount of BUyS upon such early acceleration will be determined by the calculation agent in good faith in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. Please see the risk factor entitled “Commodity Futures Contracts are Subject to Uncertain Legal and Regulatory Regimes, Which May Result in a Hedging Disruption Event and a Loss on Your Investment” in the accompanying product supplement for more information.

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TAX CONSEQUENCES – You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the BUyS are uncertain, we believe it is reasonable to treat the BUyS as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not recognize taxable income or loss prior to the maturity of your BUyS, other than pursuant to a sale or exchange. Your gain or loss on the BUyS should be capital gain or loss and should be long-term capital gain or loss if you have held the BUyS for more than one year. If, however, the Internal Revenue Service (the "IRS") were successful in asserting an alternative treatment for the BUyS, the tax consequences of ownership and disposition of the BUyS might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this term sheet and the accompanying product supplement.

In December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the BUyS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the BUyS.

For a discussion of certain German tax considerations relating to the BUyS, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the BUyS (including possible alternative treatments and the issues presented by the December 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the BUyS involves significant risks. Investing in the BUyS is not equivalent to investing directly in the Index or in any of the components of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE BUYS IS PROTECTED ONLY TO THE EXTENT OF THE BUFFER LEVEL – The BUyS do not guarantee any return of your initial investment in excess of $100.00 per $1,000 BUyS Face Amount. The return on the BUyS at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Index in excess of the Buffer Level. Accordingly, you could lose up to $900.00 for each $1,000 that you invest. Payment of any amount at maturity is subject to our ability to meet our obligations as they become due.

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THE RETURN ON YOUR BUYS IS LIMITED BY THE MAXIMUM RETURN – As a holder of the BUyS, you will not benefit from any appreciation of the Index beyond the Maximum Return of between 50.00% and 70.00% (to be determined on the Trade Date). Consequently, your payment at maturity will be limited to a maximum payment of between  $1,500.00 and $1,700.00 for each $1,000 Face Amount of BUyS you hold, regardless of any further appreciation of the Index, which may be significant.

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THE BUYS ARE SUBJECT TO OUR CREDITWORTHINESS — An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the BUyS. The payment at maturity on the BUyS is subject to our creditworthiness.

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NO RIGHTS IN EXCHANGE-TRADED FUTURES CONTRACTS ON THE INDEX CONSTITUENTS — As an owner of the BUyS, you will not have any rights that holders of exchange-traded futures contracts on the commodities included in the Index (“the Index Constituents”) may have.

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COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES, WHICH MAY RESULT IN A HEDGING DISRUPTION EVENT AND A LOSS ON YOUR INVESTMENT — The commodity futures contracts that may comprise the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the securities. The Commodity Futures Trading Commission (the “CFTC”) has announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented. Such restrictions may cause us or our affiliates to be unable to effect transactions necessary to hedge our obligations under the securities, in which case we may, in our sole and absolute discretion, accelerate the payment on your securities. If the payment on your securities is accelerated, your investment may result in a loss and you may not be able to reinvest your proceeds in a comparable investment.

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INDEX CALCULATION DISRUPTION EVENTS MAY REQUIRE AN ADJUSTMENT TO THE CALCULATION OF THE INDEX — At any time during the term of the BUyS, the daily calculation of the Index may be adjusted in the event that UBS Securities LLC (“UBS”) determines that any of the following index calculation disruption events exists: the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Index on that day; the settlement price of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day’s settlement price; the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Index; or, with respect to any futures contract used in the calculation of the Index that trades on the London Metal Exchange (the “LME”), a business day on which the LME is not open for trading. Any such index calculation disruption events may have an adverse impact on the value of the Index or the manner in which it is calculated. See “The Dow Jones–UBS Commodity IndexSM—Index Calculation Disruption Events” in this term sheet.

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DOW JONES AND UBS MAY BE REQUIRED TO REPLACE A DESIGNATED CONTRACT IF THE EXISTING FUTURES CONTRACT IS TERMINATED OR REPLACED — A futures contract known as a designated contract has been selected as the reference contract for each underlying physical commodity. See “The Dow Jones–UBS Commodity IndexSM—Designated Contracts for each Index Commodity” in this term sheet. Data concerning each designated contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced by an exchange, a comparable futures contract, if available, would be selected by a supervisory committee appointed by Dow Jones & Company, Inc. (“Dow Jones”) and UBS to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the value of the Index.

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CHANGES THAT AFFECT THE CALCULATION OF THE INDEX WILL AFFECT THE MARKET VALUE OF THE BUYS AND THE AMOUNT YOU WILL RECEIVE AT MATURITY — The policies of Dow Jones and UBS concerning the methodology and calculation of the Index, additions, deletions or substitutions of the nineteen commodities for 2009 that comprise the Dow Jones–UBS Commodity Index (the “Index Commodities”) or exchange-traded futures contracts on the Index Commodities could affect the Index and, therefore, could affect the amount payable on the BUyS at maturity and the market value of the BUyS prior to maturity. The amount payable on the BUyS and their market value could also be affected if Dow Jones and UBS, in their sole discretion, change these policies, for example, by changing the methodology for compiling and calculating the Index, or if Dow Jones and UBS discontinue or suspend calculation or publication of the Index, in which case it may become difficult to determine the market value of the BUyS. If events such as these occur, or if the Initial Level is not available because of a Market Disruption Event or for any other reason, the calculation agent — which will be Deutsche Bank AG, London Branch — will make a good faith estimate in its sole discretion of the Index level that would have prevailed in the absence of the Market Disruption Event.

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ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE MARKET VALUE OF THE BUYS ON THE SETTLEMENT DATE (AS DETERMINED BY DEUTSCHE BANK AG) WILL BE LESS THAN THE ORIGINAL ISSUE PRICE – While the payment at maturity described in this term sheet is based on the full Face Amount of your BUyS, the original Issue Price of the BUyS includes the agents’ commission and the cost of hedging our obligations under the BUyS through one or more of our affiliates.  Therefore, the market value of the BUyS on the Settlement Date, assuming no changes in market conditions or other relevant factors, will be less than the original Issue Price.  The inclusion of commissions and hedging costs in the original Issue Price will also decrease the price, if any, at which we will be willing to purchase the BUyS after the Settlement Date, and any sale on the secondary market could result in a substantial loss to you.  Our hedging costs include the projected profit that we or our affiliates are expected to realize in consideration for assuming the risks inherent in managing the hedging transactions.  The BUyS are not designed to be short-term trading instruments.  Accordingly, you should be willing and able to hold your BUyS to maturity.

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THE BUYS WILL NOT BE LISTED, AND THERE WILL LIKELY BE LIMITED LIQUIDITY – The BUyS will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the BUyS in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the BUyS easily. Because other dealers are not likely to make a secondary market for the BUyS, the price at which you may be able to trade your BUyS is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the BUyS.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE BUYS. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE BUYS ARE LINKED OR THE MARKET VALUE OF THE BUYS – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the BUyS, or express opinions or provide recommendations that are inconsistent with purchasing or holding the BUyS. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the BUyS. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the BUyS and the Index to which the BUyS are linked.

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POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER OF THE BUYS AND THE CALCULATION AGENT FOR THE BUYS ARE THE SAME LEGAL ENTITY — Deutsche Bank AG, London Branch is the Issuer of the BUyS and the calculation agent for the BUyS. We, as calculation agent for the BUyS, will determine whether there has been a Market Disruption Event with respect to the Index. In the event of any such Market Disruption Event, we may use an alternate method to calculate the Index closing level, including the Initial Level and the Final Level. While Deutsche Bank AG, London Branch will act in good faith and in a commercially reasonable manner in making all determinations with respect to the BUyS, there can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these capacities will not affect the value of the BUyS. Thus potential conflicts of interest may exist between Deutsche Bank AG, London Branch and you, as a holder of the BUyS.

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LEGAL AND REGULATORY CHANGES COULD IMPAIR THE VALUES OF THE INDEX COMMODITIES— Legal and regulatory changes could adversely affect commodity prices. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. The effect of any future legal or regulatory action relating to commodities is not possible to predict, but any such action could cause unexpected volatility and instability in commodity markets with a substantial and adverse effect on the performance of the Index and, consequently, the value of the BUyS.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUYS — The value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

•	the level of the Index;

•	trends of supply and demand for and volatility in the prices of the commodities futures contracts underlying the Index;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Index Constituents or commodities markets generally;

•	the interest and yield rates then prevailing in the market;

•	the time remaining to maturity of the BUyS; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE CORRELATION AMONG THE INDEX CONSTITUENTS COULD CHANGE UNPREDICTABLY — Correlation is the extent to which the values of the Index Constituents increase or decrease to the same degree at the same time. If the correlation among the Index Constituents changes, the value of the BUyS may be adversely affected.

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THE RETURN ON YOUR INVESTMENT COULD BE SIGNIFICANTLY LESS THAN THE PERFORMANCE OF ANY INDIVIDUAL INDEX CONSTITUENT — The return on your investment in the BUyS could be less than the return on an alternative investment with similar risk characteristics, even if some of the Index Constituents have generated significant returns. The levels of the Index Constituents also may move in different directions at different times compared to each other, and underperformance by one or more of the Index Constituents will reduce the performance of the Index as a whole.

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COMMODITY PRICES MAY CHANGE UNPREDICTABLY — Market prices of the Index Constituents may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, weather, trends in agriculture and trade, fiscal, monetary and exchange control programs, domestic and foreign political and economic events and policies, disease, pestilence, technological developments and changes in interest rates. These factors may affect the values of the related contracts reflected in the Index and the value of your BUyS in varying ways, and different factors may cause the values of the Index Constituents and the volatility of their prices to move in inconsistent directions at inconsistent rates.

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THE MARKETS FOR THE INDEX COMMODITIES SUFFER FROM SYSTEMIC RISKS —Changes in supply and demand can have significant adverse effects on the prices of commodities. In addition, commodities tend to be exposed to the risk of fluctuations in currency exchange rates, volatility from speculative activities and the risk that substitutes for the commodities in their common uses will become more widely available or comparatively less expensive. Agricultural commodity prices are often heavily affected by weather, crop yields, natural disasters, pestilence and technological developments, as well as government policies regarding agriculture, energy, trade, fiscal and monetary issues, particularly with regard to subsidies and tariffs.

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THE COMMODITY PRICES REFLECTED IN THE INDEX ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS — The Index Constituents may be produced in emerging market countries which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms has occurred. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market country. Political or economic instability are likely to adversely impact the level of the Index and, consequently, the return on your investment.

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THE LONDON METAL EXCHANGE DOES NOT HAVE DAILY PRICE LIMITS — The official cash offer prices of aluminum are determined by reference to the per unit U.S. dollar cash offer prices of contracts traded on the London Metal Exchange, which we refer to as the LME. The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations occur on the Final Valuation Date, the per unit U.S. dollar cash offer prices used to determine the official cash offer price of aluminum and consequently the payment at maturity, could be adversely affected.

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IF THE LIQUIDITY OF THE INDEX CONSTITUENTS IS LIMITED, THE VALUE OF THE BUYS WOULD LIKELY BE IMPAIRED — Commodities and derivatives contracts on commodities may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the closing level of the Index and, therefore, on the return on your BUyS. Limited liquidity relating to the Index Constituents may also result in the publisher of the Index being unable to determine the level of the Index using its normal means.  Any resulting discretion by the calculation agent in determining the Final Level could adversely affect the value of the BUyS.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE VALUE OF THE BUYS — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your BUyS.

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TRADING BY US OR OUR AFFILIATES IN THE COMMODITIES MARKETS MAY IMPAIR THE VALUE OF THE BUYS — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates may hedge our commodity exposure from the BUyS by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material adverse effect on the commodities prices and consequently have a negative impact on the performance of the Index including on the Final Valuation Date, which would affect your payment at maturity. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the BUyS may decline.

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WE AND OUR AFFILIATES HAVE NO AFFILIATION WITH DOW JONES OR UBS AND ARE NOT RESPONSIBLE FOR THEIR PUBLIC DISCLOSURE OF INFORMATION — Deutsche Bank AG and its affiliates are not affiliated with Dow Jones or UBS in any way (except for licensing arrangements discussed below in “The Dow Jones– UBS Commodity IndexSM”) and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index. Neither Dow Jones nor UBS is under any obligation to continue to calculate the Index or required to calculate any Successor Index. If Dow Jones and UBS discontinue or suspend the calculation of the Index, it may become difficult to determine the market value of the BUyS or the amount payable at maturity. The calculation agent may designate a Successor Index selected in its sole discretion. If the calculation agent determines in its sole discretion that no Successor Index comparable to the Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. The information in “The Dow Jones– UBS Commodity IndexSM” section has been taken from publicly available sources. Such information reflects the policies of, and is subject to change by, Dow Jones and UBS. Deutsche Bank AG has not independently verified this information. You, as an investor in the BUyS, should make your own investigation into the Index, UBS and Dow Jones. Dow Jones and UBS are not involved in the offer of the BUyS in any way and have no obligation to consider your interests as a holder of the BUyS.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE BUYS ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the BUyS, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the BUyS are uncertain, and the IRS or a court might not agree with the treatment of the BUyS as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the BUyS, the tax consequences of ownership and disposition of the BUyS might be affected materially and adversely. In addition, as described above under “Tax Consequences,” in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the BUyS. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the BUyS, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the BUyS (including possible alternative treatments and the issues presented by this notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The BUyS may be suitable for you if:

•	You seek an investment with a return linked to the performance of the Index;

•	You are willing to invest in the BUyS based on the indicated Maximum Return (the actual Maximum Return will be set on the Trade Date) and Buffer Level;

•	You are willing to lose up to 90.00% of your initial investment;

•	You are willing and able to hold the BUyS to maturity;

•	You are willing to accept our credit risk; and

•	You do not seek current income from this investment.

The BUyS may not be suitable for you if:

•	You do not seek an investment with exposure to the Index;

•	You are unwilling or unable to hold the BUyS to maturity;

•	You seek an investment that is protected against the loss of your initial investment beyond the Buffer Level;

•	You are not willing to be exposed to our credit risk;

•	You seek current income from your investments; or

•	You seek an investment for which there will be an active secondary market.

The Dow Jones–UBS Commodity IndexSM

We have derived all information contained in this term sheet regarding the Dow Jones–UBS Commodity Index, including, without limitation, its make-up, method of calculation and changes in its components from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information. Such information reflects the policies of, and is subject to change by, Dow Jones and UBS. You, as an investor in the BUyS, should make your own investigation into the Dow Jones–UBS Commodity Index, UBS and Dow Jones. Dow Jones and UBS are not involved in the offer of the BUyS in any way and have no obligation to consider your interests as a holder of the BUyS. Dow Jones and UBS have no obligation to continue to publish the Index, and may discontinue publication of the Dow Jones–UBS Commodity Index at any time in their sole discretion.

The Dow Jones–UBS Commodity Index is a proprietary index that was established in July 1998 to provide a liquid and diversified benchmark for commodities. The Dow Jones–UBS Commodity Index is currently comprised of futures contracts on nineteen physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The nineteen Index Commodities are: aluminum; coffee; copper; corn; cotton; crude oil; gold; heating oil; lean hogs; live cattle; natural gas; nickel; silver; soybeans; soybean oil; sugar; unleaded gasoline; wheat; and zinc. Futures contracts on the Dow Jones–UBS Commodity Index are currently listed for trading on the Chicago Board of Trade (the “CBOT”). The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange.

The Dow Jones–UBS Commodity Index is calculated on an excess return basis and on a total return basis. The former reflects the return of underlying commodity futures price movements only, while the latter reflects the return on fully collateralized positions in the underlying commodity futures. The Dow Jones-UBS Commodity Index is reported by Bloomberg under the ticker symbol “DJUBS <Index>.” The BUyS are linked to the excess return version of the Dow Jones–UBS Commodity Index.

Methodology

The Dow Jones-UBS Commodity Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index component occurs over a period of five DJ-UBS Business Days each month according to a pre-determined schedule.

The methodology for determining the composition and weighting of the Dow Jones-UBS Commodity Index and for calculating its level is subject to modification by Dow Jones and UBS at any time. Currently, Dow Jones disseminates the Dow Jones-UBS Commodity Index level at approximately 15 second intervals from 8:00 a.m. to 3:00 p.m., New York City time, and publishes a daily settlement price for the Dow Jones-UBS Commodity Index at approximately 5:00 p.m., New York City time, on each DJ-UBS Business Day on the Bloomberg pages set forth above.

A “DJ-UBS Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the Dow Jones-UBS Commodity Index”) for the Index Commodities that are open for trading is greater than 50%.

The Dow Jones-UBS Commodity Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Dow Jones-UBS Commodity Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Dow Jones-UBS Commodity Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Dow Jones-UBS Commodity Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to avoid the Dow Jones-UBS Commodity Index being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The Dow Jones-UBS Commodity Index is intended to provide a stable benchmark so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Dow Jones-UBS Commodity Index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Dow Jones-UBS Commodity Index can accommodate substantial investment flows.

Designated Contracts for each Index Commodity

A futures contract known as a designated contract is selected for each of the 23 commodities eligible for inclusion in the Dow Jones-UBS Commodity Index. With the exception of several LME contracts, where there exists more than one futures contract with sufficient liquidity to be chosen as a designated contract for an Index commodity, the futures contract that is traded in North America and denominated in United States dollars has been chosen. If more than one of those contracts exists, the most actively traded contract is chosen. Data concerning this designated contract will be used to calculate the Dow Jones-UBS Commodity Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a designated contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that designated contract. The 23 commodities eligible for inclusion in the Dow Jones-UBS Commodity Index are traded on the LME, the New York Board of Trade (“NYBOT”), the New York Commodities Exchange (“COMEX”), the Chicago Mercantile Exchange (“CME”) and the New York Mercantile Exchange (the “NYMEX”) and are as follows:

Commodity	Designated Contract	Exchange	Units	Price quote
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	$/metric ton
Cocoa	Cocoa	NYBOT	10 metric tons	$/metric ton
Coffee	Coffee “C”	NYBOT	37,500 lbs	cents/pound
Copper	High Grade Copper	COMEX**	25,000 lbs	cents/pound
Corn	Corn	CBOT	5,000 bushels	cents/bushel
Cotton	Cotton	NYBOT	50,000 lbs	cents/pound
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	$/barrel
Gold	Gold	COMEX	100 troy oz.	$/troy oz.
Heating Oil	Heating Oil	NYMEX	42,000 gallons	cents/gallon
Lead	Refined Standard Lead	LME	25 metric tons	$/metric ton
Live Cattle	Live Cattle	CME	40,000 lbs	cents/pound
Lean Hogs	Lean Hogs	CME	40,000 lbs	cents/pound
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	$/mmbtu
Nickel	Primary Nickel	LME	6 metric tons	$/metric ton
Platinum	Platinum	YMEX	50 troy oz.	$/metric ton
Silver	Silver	COMEX	5,000 troy oz.	cents/troy oz.
Soybeans	Soybeans	CBOT	60,000 lbs	cents/pound
Soybean Oil	Soybean Oil	CBOT	5,000 bushels	cents/bushel
Sugar	World Sugar No. 11	NYBOT	112,000 lbs	cents/pound
Tin	Refined Tin	LME	5 metric tons	$/metric ton
Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending†	NYMEX	42,000 gal	cents/gallon
Wheat	Wheat	CBOT	5,000 bushels	cents/bushel
Zinc	Special High Grade Zinc	LME	25 metric tons	$/metric ton

**
The Dow Jones — UBS Commodity Index uses the High Grade Copper Contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Dow Jones — UBS Commodity Index.

†
Represents a replacement of the New York Harbor Unleaded Gasoline contract. This replacement occurred during the regularly scheduled roll of futures contracts comprising the Dow Jones — UBS Commodity Index in April 2006.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the Dow Jones-UBS Commodity Index are assigned to “Commodity Groups.” The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group:	Commodities:	Commodity Group:	Commodities:
Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline	Livestock	Lean Hogs Live Cattle
Industrial Metals	Aluminum Copper Nickel Zinc Lead* Tin*	Precious Metals	Gold Silver Platinum*
Grains	Corn Soybeans Wheat Soybean Oil	Softs	Coffee Cotton Sugar Cocoa*

*
Out of the 23 commodities available for inclusion annually in the Dow Jones-UBS Commodity Index, only those four commodities marked in the table above with an asterisk are currently not included in the Dow Jones-UBS Commodity Index.

Annual Reweighting and Rebalancing of the Dow Jones-UBS Commodity Index

The Dow Jones-UBS Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Dow Jones-UBS Commodity Index are determined each year in June or July. The annual weightings are announced in July and implemented the following January.

The relative weightings of the component commodities included in the Dow Jones-UBS Commodity Index are determined annually according to both liquidity and dollar-adjusted production data in two-thirds and one-third shares, respectively. Each June, for each commodity designated for potential inclusion in the Dow Jones-UBS Commodity Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic value of the designated contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Dow Jones-UBS Commodity Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic value of the designated contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the Dow Jones-UBS Commodity Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Dow Jones-UBS Commodity Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Dow Jones-UBS Commodity Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Dow Jones-UBS Commodity Index as of January of the applicable year:

•	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Dow Jones-UBS Commodity Index;

•	No single commodity may constitute more than 15% of the Dow Jones-UBS Commodity Index;

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Dow Jones-UBS Commodity Index; and

•	No single commodity may constitute less than 2% of the Dow Jones-UBS Commodity Index.

Following the annual reweighting and rebalancing of the Dow Jones-UBS Commodity Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Dow Jones-UBS Commodity Index by calculating the new unit weights for each Index commodity. Near the beginning of each new calendar year, the CIPs, along with the settlement prices on that date for the Index components, are used to determine the commodity index multiplier (the “CIM”) for each Index commodity. The CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Computation of the Dow Jones-UBS Commodity Index

The Dow Jones-UBS Commodity Index is calculated by Dow Jones, in conjunction with UBS by applying the impact of the changes to the prices of the Index components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Dow Jones-UBS Commodity Index is a mathematical process whereby the CIMs for the Index components are multiplied by the prices for the Index components. These products are then summed. The percentage change in this sum is then applied to the prior level of the Dow Jones-UBS Commodity Index to calculate the current level of the Dow Jones-UBS Commodity Index level. The Dow Jones-UBS Commodity Index is calculated on an excess return and on a total return basis.

Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Dow Jones-UBS Commodity Index will be adjusted in the event that UBS determines that any of the following index calculation disruption events exists:

(a) the termination or suspension of, or material limitation or disruption in, the trading of any futures contract used in the calculation of the Dow Jones-UBS Commodity Index on that day;

(b) the settlement price of any futures contract used in the calculation of the Dow Jones-UBS Commodity Index reflects the maximum permitted price change from the previous day’s settlement price;

(c) the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Dow Jones-UBS Commodity Index; or

(d) with respect to any futures contract used in the calculation of the Dow Jones-UBS Commodity Index that trades on the LME, a Business Day on which the LME is not open for trading.

License Agreement

“Dow Jones” and “Dow Jones-UBS Commodity Index” are registered trademarks or service marks of Dow Jones Inc. and UBS Securities LLC, as the case may be, and have been licensed for use for certain purposes by us.

The BUyS are not sponsored, endorsed, sold or promoted by Dow Jones, UBS or any of their respective subsidiaries or affiliates. None of Dow Jones, UBS and any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the BUyS or any member of the public regarding the advisability of investing in BUyS or commodities generally or in the BUyS particularly. The Index is determined, composed and calculated by Dow Jones in conjunction with UBS without regard to us, you or the BUyS. Dow Jones and UBS have no obligation to take our needs or the needs of the holders of the BUyS into consideration in determining, composing or calculating the Index. None of Dow Jones, UBS or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the BUyS to be issued or in the determination or calculation of the equation by which the BUyS are to be converted into cash. None of Dow Jones, UBS or any of their respective subsidiaries or affiliates shall have any obligation or liability, including without limitation to security holders, in connection with the administration, marketing or trading of the BUyS. Notwithstanding the foregoing, UBS and its respective subsidiaries or affiliates may independently issue and/or sponsor financial products unrelated to the BUyS currently being issued by us, but which may be similar to and competitive with the BUyS. In addition, UBS and its respective subsidiaries or affiliates actively trade commodities, commodity indexes and commodity futures (including the Index), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Index and the BUyS.

This term sheet relates only to the BUyS and does not relate to the physical commodities underlying any of the components of the Index. Purchasers of the BUyS should not conclude that the inclusion of a futures contract in the Index is any form of investment recommendation of the futures contract or the underlying physical commodity by Dow Jones, UBS or any of their respective subsidiaries or affiliates.

The information in this term sheet regarding the exchange-traded futures contracts on physical commodities which comprise the Index components has been derived solely from publicly available documents. None of Dow Jones, UBS or any of their respective subsidiaries or affiliates has made any due diligence inquiries with respect to the exchange-traded futures contracts which comprise the Index in connection with the BUyS. None of Dow Jones, UBS or any of their respective subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the exchange-traded futures contracts which comprise the Index, including without limitation a description of factors that affect the prices of such exchange-traded futures contracts, are accurate or complete.

NONE OF DOW JONES, UBS AND ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS COMMODITY INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, UBS AND ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AND ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE BUYS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, UBS AND ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing levels from August 1, 1997 through November 24, 2009. The Index closing level on November 24, 2009 was 133.9625. We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified such information. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Index. We cannot give you assurance that the performance of the Index will result in the return of your initial investment in excess of the Buffer Level.

Supplemental Underwriting Information (Conflicts of Interest)

Deutsche Bank Securities Inc. (“DBSI”) acting as agent for Deutsche Bank AG, will not receive a commission in connection with the sale of the BUyS. DBSI may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 BUyS Face Amount and may additionally pay fees of up to 1.20% or $12.00 per $1,000 BUyS Face Amount to certain other broker-dealers. Deutsche Bank AG will reimburse DBSI for such fees. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

DBSI, the agent for this offering, is our affiliate. In accordance with NASD Rule 2720 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Settlement

We expect to deliver the BUyS against payment for the BUyS on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the BUyS more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.